BURLINGTON STORES, INC.

1830 ROUTE 130 NORTH

BURLINGTON, NEW JERSEY 08016

February 3, 2017

VIA FEDERAL EXPRESS

Jennifer Thompson

Accounting Branch Chief

Office of Consumer Products

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Mail Stop 3561

Re:Burlington Stores, Inc.

Form 10-K for the fiscal period ended January 30, 2016

Filed March 15, 2016

File No. 001-36107

Dear Ms. Thompson,

Pursuant to the applicable provisions of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules promulgated thereunder, please find below the response to the comment letter to Thomas A. Kingsbury dated January 25, 2017 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Annual Report on Form 10-K for the fiscal year ended January 30, 2016 filed by Burlington Stores, Inc. (the “Company”) on March 15, 2016.

The numbered paragraph below sets forth the Staff’s comment from its letter to Mr. Kingsbury, together with our response thereto.

1.

Staff’s comment:  We note that you calculate comparable store inventory turnover by dividing comparable store sales by the “average comparable store retail value of inventory.” Please clarify for us how you define “retail value of inventory.” If you adjust GAAP inventory balances to their corresponding sales values, tell us how you assessed the applicability of the non-GAAP disclosure requirements in Item 10(e) of Regulation S-K to your inventory turnover metric.

Response:

In response to the Staff’s comment, the Company utilizes the retail inventory method to determine cost.  Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost to retail ratio to the retail value of inventories.  The retail value of inventories is estimated based on the original sales price of items on hand reduced by retail reductions, which include markdowns taken, an estimated shrink adjustment and employee discounts.  The Company has historically viewed comparable store inventory turnover as a metric as opposed to a non-GAAP measure.   However, based upon the Staff’s comment, the Company will expand its disclosures in our future filings with the SEC to enhance our Management’s Discussion and Analysis of Financial Condition and Results of Operations under the sub heading, Key Performance Measures as follows:

Jennifer Thompson

United States Securities and Exchange Commission

Comparable store inventory turnover is a key performance metric that indicates how efficiently inventory is bought and sold.  We present comparable store inventory turnover as we believe this is a useful supplemental metric in evaluating the effectiveness of our buying efforts, as a faster turnover generally leads to reduced markdowns and more fresh merchandise in our stores.

Comparable store inventory turnover is calculated by dividing comparable store sales by the average comparable store retail value of inventory for the period being measured.  The comparable store retail value of inventories is estimated based on the original sales price of items on hand reduced by retail reductions, which include markdowns taken, an estimated shrink adjustment and employee discounts, for our comparable stores.    The calculation is based on a rolling 13 month average of inventory (at estimated retail value) and the last 12 months’ comparable sales.

Our comparable store inventory turnover rate improved to X.X turns per year during Fiscal 2016 compared with 5.3 turns per year during Fiscal 2015.  Our comparable store inventory turnover may not be comparable to similar metrics used by other retailers who utilize a cost-based turnover calculation.

In addition, the Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comment.  If you have any questions related to this letter, please contact me at (609) 387-7800, extension 53157.

Sincerely,

/s/ John Crimmins

Name: John Crimmins

Title: Senior Vice President and Chief Accounting Officer

CC:

Lisa Sellars, Staff Accountant

Andrew Blume, Staff Accountant